United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits – As of December 31, 2009 and 2008		2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31,
	2009 and 2008	3

Notes to Financial Statements		4

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009	21

2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31,
	2009	23

Note:
Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and
   Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for each of the years then ended in conformity with U.S.  generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA).  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 25, 2010

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008
(Amounts in thousands)

	2009	2008
Assets:
Investments:
At fair value:
Short-term investment fund	$726	$522
Money deposit account	3,132	-
Common/collective trust	15,855	8,736
Commingled funds	141,098	113,341
Common stocks	994,087	778,414
Mutual funds	369,888	249,218
Corporate Bonds	83	-
Plan interest in master trust accounts	498,276	438,984
Total investments at fair value	2,023,145	1,589,215

Participant loans	23,379	22,525
Total investments	2,046,524	1,611,740
Receivables:
Interest and dividends	4,260	4,391
Participant contribution	-	1,709
Employer contribution	-	906
Total receivables	4,260	7,006
Total assets	2,050,784	1,618,746
Liabilities:
Accrued liabilities	47	170
Payables under securities lending agreement	726	522
Due to broker for securities purchased	723	474
Total liabilities	1,496	1,166
Net assets available for benefits at fair value	2,049,288	1,617,580
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive
investment contracts	(12,417)	10,854
Net assets available for benefits	$2,036,871	$1,628,434

See accompanying notes to financial statements.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008
(Amounts in thousands)

	2009	2008

Changes to net assets attributable to:
Investment Income (loss):
Interest	$729	$1,115
Dividends	25,864	28,519
Net appreciation (depreciation) in fair value of investments	376,285	(452,586)
Plan interest in master trust accounts investment income (loss)	35,812	(9,524)
Other	263	291
Total investment income (loss)	438,953	(432,185)

Contributions:
Participant	65,392	64,730
Employer	37,455	35,377
Participant rollovers	1,766	4,367
Total contributions	104,613	104,474

Deductions:
Benefits paid to participants	135,029	144,605
Plan expenses	100	838
Total deductions	135,129	145,443
Net increase (decrease)	408,437	(473,154)
Net assets available for benefits:
Beginning of year	1,628,434	2,101,588
End of year	$2,036,871	$1,628,434

See accompanying notes to financial statements.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of OPC (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

	(c)	Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2009 and 2008, the deferral percentage limits were 27.0% for non-Highly Compensated Employees (non-HCEs) and 14.0% for Highly Compensated Employees (HCEs).  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $5,500 and $5,000 for the 2009 and 2008 Plan years, respectively.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation.  For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100% as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan.  All employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).  Active participants with at least three years of service and terminated vested participants may elect to transfer their employer matching contributions to other investment funds.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(d)	Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of the respective fund’s earnings, investment losses, investment manager fees, and Trustee fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  Effective January 1, 2007, participants hired by the Company prior to January 1, 2007 vested 20% for each full year of service for the first two years and 100% vested after the third year.  Participants who were hired after January 1, 2007 vest 100% after three years of vesting service.  Participants are also always fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans.  The loans are secured by the balance in the participant’s account at the time the loan is approved.  Prior to October 1, 2008, loans generally would bear interest at a fixed rate equal to the Western Federal Credit Union’s loan rate.  Effective October 1, 2008, all new loans will bear an interest rate based on the prime rate.  Interest rates ranged from 2% to 12% on loans outstanding as of December 31, 2009 and 2008.  Principal and interest are paid ratably through payroll deductions.

(g)	Distributions

Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions.  Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only.  A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v), or (vi).  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

	(h)	Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2009 and 2008, employer contributions were reduced by approximately $340,000 and $889,000, respectively, from forfeited nonvested accounts.  Forfeitures of terminated nonvested account balances during 2009 and 2008 were approximately $255,000 and $946,000, respectively.  At December 31, 2009 and 2008, forfeited nonvested accounts totaled approximately $281,000 and $366,000, respectively.  These accounts will be used to reduce future contributions.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments, with the exception of fully benefit responsive investment contracts, are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 4 below for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

	(d)	Payment of Benefits

Benefits are recorded when paid.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	As of December 31,
	2009	2008
Oxy stock*	$965,708	$758,579
Invesco Stable Value Fund (GIC MTIA)	421,042	397,158
MFO Vanguard Employee Benefit Index Fund	141,098	113,300
All other investments less than 5%	518,676	342,703
Total investments	$2,046,524	$1,611,740

* Participant- and non-participant-directed.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (amounts in thousands):

	Year ended December 31,
	2009	2008
Common stocks	$272,198	$(227,113)
Mutual funds	73,704	(158,438)
Commingled fund	30,383	(67,035)
Net appreciation (depreciation)	$376,285	$(452,586)

The Plan participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements.  For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities.  The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund.  The Plan and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities.

The fair value of securities loaned was approximately $703,000 and $482,000 at December 31, 2009 and 2008, respectively.  Cash collateral of approximately $726,000 and $522,000 was held at December 31, 2009 and 2008, respectively, with an offsetting liability.  Income earned was approximately $3,000 and $19,000 for 2009 and 2008, respectively, net of bank fees of approximately $2,000 and $9,000, respectively.  This income is included in investment income as interest in the accompanying statements of changes in net assets available for benefits.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(4)	Fair Value Measurements

Plan’s  assets are measured at fair value, based on the  priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices; and Level 3 – using unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s assets that are measured at fair value:

	(a)	Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market for which the individual securities are traded.

	(b)	Mutual Funds

Mutual funds are valued at the net asset value (NAV) of the shares held by the Plan. The value of a publicly registered mutual fund can be obtained through quoted market prices in active markets.

	(c)	Common/Collective Trust, Short–Term Investment Fund, Money Deposit Account and Commingled Fund

The common collective trust, short–term investment fund, money deposit account and commingled fund are valued at the NAV of the units provided by the fund issuer, which is used as a practical expedient for fair value.  NAV for these funds represent the quoted price in a non-active market.

	(d)	Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

	(e)	Master Trust Account – Guaranteed Investment Contract (GIC)

Fair value of the nonparticipating synthetic GICs is determined using a discounted cash flow method.  Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008 (amounts in thousands).  The following table does not include the Plan’s interest in master trust accounts because that information is presented in separate individual tables (see note 6).

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Total
Common stocks	$994,087	$-	$994,087
Mutual funds
Fixed income funds	71,950	-	71,950
Index funds	79,367	-	79,367
Balance fund	74,183	-	74,183
Growth funds	88,021	-	88,021
International fund	56,367	-	56,367
Money deposit account	-	3,132	3,132
Short-term investment fund	-	726	726
Common/collective trust	-	15,855	15,855
Commingled fund
Index fund	-	141,098	141,098
Corporate bonds	-	83	83
Total assets excluding
Plan’s interest in
master trusts,
at fair value	$1,363,975	$160,894	$1,524,869

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Total

Common stocks	$778,414	$-	$778,414
Mutual funds	249,218	-	249,218
Short-term investment fund	-	522	522
Common/collective trust	-	8,736	8,736
Commingled fund	-	113,341	113,341
Total assets, excluding
Plan’s interest in
master trusts,
at fair value	$1,027,632	$122,599	$1,150,231

Participant loans of $23,379,000 and $22,525,000 at December 31, 2009 and 2008, respectively, were carried at amortized cost, which approximates fair value.  The carrying amounts of the participant and employer contribution receivable of $1,709,000 and $906,000, respectively, at December 31, 2008, approximate fair value because of their short-term nature.  There were no participant and employer contribution receivables at December 31, 2009.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(5)	Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s Common Stock, valued at quoted market price, and may also include interest earning cash for pending transactions.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2009	2008
Net assets:
Oxy Stock Fund	$983,884	$770,086

	Year ended December 31,
	2009	2008
Contributions	$44,948	$40,909
Investment income	16,279	15,777
Net appreciation (depreciation) in fair value of investments	265,941	(207,527)
Transfers between funds	(53,985)	(56,309)
Benefits paid to participants	(59,379)	(59,126)
Administrative expenses	(6)	(65)
Changes in net assets	$213,798	$(266,341)

(6)	Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a GIC fund managed by Invesco (GIC MTIA, also known as the Invesco Stable Value Fund), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust (MRT) each own an undivided interest in the Advent MTIA and Bernstein MTIA.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2009	2008
Assets:
Guaranteed investment contracts, at fair value	$662,255	$635,393
Short-term investment fund	10,041	21,585
Accrued expense	(116)	(342)
Accrued investment income	2	18
Net assets	$672,182	$656,654
Plan’s percentage interest in GIC MTIA net assets	63%	60%
Plan interest in GIC MTIA	$421,042	$397,158

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2009	2008
Net appreciation of investments	$24,485	$27,042
Less investment expenses	(231)	(448)
Total investment income	$24,254	$26,594

The GICs are initially stated at fair value but then adjusted to contract value because they are fully benefit responsive.  As such, participants may ordinarily direct the withdrawal or transfer or all or a portion of their investment at contract value.  Contract value for the synthetic GICs is determined based on the fair value of the underlying assets.  The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party.

Withdrawals resulting from events initiated by the Company, such as plan termination, are not typically considered participant-initiated transactions.  With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties.  The Committees are not aware of any such event being contemplated at this time.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants must execute Plan transactions at contract value.

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

During 2009 and 2008, the average yield earned on amounts invested in the GICs was 3.13% and 7.12%, respectively.  As of December 31, 2009 and 2008, the average crediting interest rate on such contracts was 4.12% and 4.22%, respectively.  Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

The following table provides fair value measurement information for the GIC MTIA, in which the Plan owns an undivided interest as of December 31, 2009 and 2008 (amounts in thousands):

	Assets at fair value as of December 31, 2009
	Level 2	Level 3	Total
Short-term investment fund	$10,041	$-	$10,041
GIC	-	662,255	662,255
Total assets at fair value	$10,041	$662,255	$672,296

	Assets at fair value as of December 31, 2008
	Level 2	Level 3	Total
Short-term investment fund	$21,585	$-	$21,585
GIC	-	635,393	635,393
Total assets at fair value	$21,585	$635,393	$656,978

The following table sets forth the changes in fair value of the Level 3 assets under the GIC MTIA, in which the Plan owns an undivided interest for the year ended December 31, 2009 and 2008 (amounts in thousands):

	Year ended December 31,
	2009	2008
Balance, beginning of year	$635,393	$546,387
Unrealized gain (loss)	37,770	(23,280)
Purchases, sales, issuances, and settlements (net)	(10,908)	112,286
Balance, end of year	$662,255	$635,393

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest at December 31, 2009 (amounts in thousands):

		Crediting
	Duration	interest rate	Contract	Fair
	(years)	percentage	value	value
Security-backed investments:
Synthetics:
Bank of America NA	2.44	3.85%	$72,662	$74,427
ING Life & Annuity	2.44	3.85	83,315	85,351
JP Morgan Chase	3.76	4.67	115,909	121,031
Monumental	4.40	5.05	102,266	104,304
Pacific Life Insurance	2.44	3.80	86,161	88,271
State Street Bank	3.76	4.59	115,844	120,987
Rabobank Nederland	2.44	3.85	66,274	67,884
Total synthetics			642,431	662,255
Common/collective trust:			10,041	10,041
Total guaranteed
investment contracts			652,472	672,296
Synthetic wrappers:			-	(19,824)
Total contract value of
guaranteed investment
contracts			$652,472	$652,472

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest at December 31, 2008 (amounts in thousands):

		Crediting
	Duration	interest rate	Contract	Fair
	(years)	percentage	value	value
Security-backed investments:
Synthetics:
Bank of America NA	2.09	4.68%	$73,790	$71,271
ING Life & Annuity	2.09	4.67	85,079	82,169
JP Morgan Chase	3.76	3.37	118,652	116,286
Monumental	3.57	4.84	101,914	99,433
Pacific Life Insurance	2.09	4.68	87,935	84,929
State Street Bank	3.76	3.37	118,622	116,266
Rabobank Nederland	2.09	4.67	67,347	65,039
Total synthetics			653,339	635,393
Common/collective trust:			21,585	21,585
Total guaranteed
investment contracts			674,924	656,978
Synthetic wrappers:			-	17,946
Total contract value of
guaranteed investment
contracts			$674,924	$674,924

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2009	2008
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investment fund	$4,218	$451
Common/collective trust	434	1,031
Preferred stocks	906	-
Corporate bonds	38,422	24,225
Total investments	43,980	25,707
Receivables:
Due from broker for securities sold	-	30
Accrued investment income	216	149
Total receivables	216	179
Total assets	44,196	25,886
Liabilities:
Due to broker for securities sold	-	19
Accrued expenses	72	46
Payable under securities lending agreement	4,218	451
Total liabilities	4,290	516
Net assets of Advent MTIA	$39,906	$25,370
Plan’s percentage interest in Advent MTIA net assets	30%	22%
Plan interest in Advent MTIA	$11,958	$5,558

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OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following table presents the investment income (loss) earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments:
Common stock	$-	$(318)
Corporate bonds	10,120	(13,089)
	10,120	(13,407)
Interest and dividends	1,113	1,114
Less investment expenses	(246)	(321)
Investment income (loss)	$10,987	$(12,614)

The following table provides fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2009 and 2008 (amounts in thousands):

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Total
Short-term investment fund	$-	$4,218	$4,218
Common/collective trust	-	434	434
Preferred stocks	906	-	906
Corporate bonds	-	38,422	38,422
Total assets at fair value	$906	$43,074	$43,980

	Assets at fair value
	as of December 31, 2008
	Level 2	Total
Short-term investment fund	$451	$451
Common/collective trust	1,031	1,031
Corporate bonds	24,225	24,225
Total assets at fair value	$25,707	$25,707

The Advent MTIA also participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2009 and 2008.  See note 3 for discussion of the Security Lending Program.

The fair value of securities loaned was approximately $4,119,000 and $439,000 at December 31, 2009 and 2008, respectively.  Cash collateral of approximately $4,218,000 and $451,000 was held at December 31, 2009 and 2008, respectively, with an offsetting liability.  Income earned during 2009 and 2008 was approximately $0 and $16,000, respectively, which is included in interest and dividends net of bank fees of approximately $0 and $7,000, respectively.

O

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2009	2008
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted
market price:
Short-term investment fund	$8,616	$8,780
Common/collective trust	4,219	1,553
Common stocks	95,345	58,079
Total investments	108,180	68,412
Cash	13	-
Receivables:
Due from broker for securities sold	-	213
Accrued investment income	50	101
Total receivables	50	314
Total assets	108,243	68,726
Liabilities:
Accrued expenses	-	(38)
Payable under securities lending agreement	8,616	8,780
Total liabilities	8,616	8,742
Net assets of Bernstein MTIA	$99,627	$59,984
Plan’s percentage interest in Bernstein MTIA net assets	66%	60%
Plan interest in Bernstein MTIA	$65,276	$36,268

The following table presents the investment income (loss) earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments:
Common stock	$28,283	$(36,007)
Interest and dividends	956	1,824
Less investment expenses	(555)	(734)
Investment income (loss)	$28,684	$(34,917)

O

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2009 and 2008 (amounts in thousands):

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Total
Short-term investment fund	$-	$8,616	$8,616
Common/collective trust	-	4,219	4,219
Common stocks	95,345	-	95,345
Total assets at fair value	$95,345	$12,835	$108,180

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Total
Short-term investment fund	$-	$8,780	$8,780
Common/collective trust	-	1,553	1,553
Common stocks	58,079	-	58,079
Total assets at fair value	$58,079	$10,333	$68,412

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2009 and 2008.  See note 3 for discussion of the Securities Lending Program.

The fair value of securities loaned was approximately $8,209,000 and $8,423,000 at December 31, 2009 and 2008, respectively.  Cash collateral of approximately $8,616,000 and $8,780,000 was held at December 31, 2009 and 2008, respectively, with an offsetting liability.  Income earned during 2009 and 2008 was approximately $2,000 and $163,000, respectively, net of bank fees of approximately $1,000 and $77,000, respectively.

(7)	Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  The Plan paid approximately $9,000 and $363,000 to the Trustee for the years ended December 31, 2009 and 2008, respectively.  OPC paid approximately $888,000 and $640,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2009 and 2008, respectively.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

O

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(9)	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated May 13, 2010, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

(10)	Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balance and the amounts reported in the statements of net assets available for benefits.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.  Leveraging of the Plan assets and speculation by the Plan are prohibited.

As of December 31, 2009 and 2008, approximately 47% of total Plan investments were invested in Oxy stock.

(11)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2010 (amounts in thousands):

	As of December 31,
	2009	2008
Net assets available for benefits per the financial statements	$2,036,871	$1,628,434
Amounts allocated to withdrawing participants	(3)	(1,059)
Net assets available for benefits per the Form 5500	$2,036,868	$1,627,375

O

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2010 for the years ended December 31, 2009 and 2008 (amounts in thousands):

	Year ended December 31,
	2009	2008
Benefits paid to participants per the financial statements	$135,029	$144,605
Amounts allocated to withdrawing participants
at December 31, 2007	-	(1,879)
Amounts allocated to withdrawing participants
at December 31, 2008	(1,059)	1,059
Amounts allocated to withdrawing participants
at December 31, 2009	3	-
Benefits paid to participants per the Form 5500	$133,973	$143,785

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

(12)	Subsequent Events

The Company has evaluated events from January 1, 2010 through June 25, 2010, and has made the appropriate disclosures.

O

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
(Dollar amounts in thousands)

(a)	(b)	(c)		(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity			Current
party	lessor, or similar party	value, or duration		Cost(1)	value
	Money deposit account
*	BNY Institutional	BSDT- Late money deposit account	$		$3,132
		interest rate 0.025%
	Short-term investment fund: (2)
*	BNY Institutional	BNY short term investment fund, 76,492 units			726
	Common/Collective Trust:
*	BNY Short-Term Investment Fund	A collective trust investing in short-term
		securities, 15,855,098 units			15,855
	Common stock:
	Ace Limited	Common stock, 2,600 shares			131
	Aetna Inc.	Common stock, 13,000 shares			412
	AK Steel Holding Corp.	Common stock, 9,700 shares			207
	Altria Group Inc.	Common stock, 14,300 shares			281
	Ameriprise Financial Inc.	Common stock, 7,700 shares			299
	AOL Inc.	Common stock, 2,755 shares			64
	Apache Corp.	Common stock, 1,600 shares			165
	Archer Daniels Midland Co.	Common stock, 14,700 shares			460
	AT&T	Common stock, 49,800 shares			1,396
	Bank of America	Common stock, 27,700 shares			417
	BB&T Corp.	Common stock, 9,900 shares			251
	Bunge Limited	Common stock, 6,100 shares			389
	CBS Corp.	Common stock, 22,300 shares			313
	Chevron Corp.	Common stock, 3,800 shares			293
	Cimarex Energy Co.	Common stock, 5,100 shares			270
	ConocoPhillips	Common stock, 25,600 shares			1,307
	Constellation Brands Inc.	Common stock, 14,400 shares			229
	Corning Inc.	Common stock, 15,400 shares			297
	D R Horton Inc.	Common stock, 13,700 shares			149
	Dean Foods	Common stock, 7,500 shares			135
	Dell Inc.	Common stock, 40,200 shares			577
	Deutsche Bank AG	Common stock, 7,100 shares			504
	Devon Energy Corp.	Common stock, 13,500 shares			992
	E.I. du Pont de Nemours & Company	Common stock, 21,000 shares			707
	Ensco International	Common stock, 3,300 shares			132
	Ford Motor	Common stock, 33,100 shares			331
	Fortune Brands Inc.	Common stock, 3,600 shares			156
	Garmin Ltd	Common stock, 4,500 shares			138
	General Electric	Common stock, 36,900 shares			558
	Goldman Sachs Group Inc.	Common stock, 5,300 shares			895
	Home Depot Inc.	Common stock, 9,200 shares			266
	Ingersoll-Rand Public Limited Company	Common stock, 16,300 shares			583
	JC Penney Co. Inc.	Common stock, 6,100 shares			162
	JPMorgan Chase	Common stock, 20,800 shares			867
	Limited Brands Inc.	Common stock, 12,000 shares			231
	Lowes Companies Inc.	Common stock, 11,400 shares			267
	Macys Inc.	Common stock, 15,300 shares			256
	Masco Corp.	Common stock, 9,700 shares			134
	Merck & Co Inc.	Common stock, 30,052 shares			1,098
	Metlife Inc.	Common stock, 3,900 shares			138
	Morgan Stanley	Common stock, 13,800 shares			409
	Motorola Inc.	Common stock, 56,100 shares			435
	News Corporation	Common stock, 69,600 shares			953
	Nexen Inc.	Common stock, 11,300 shares			270
	Nokia Corp.	Common stock, 31,700 shares			407
	Northrop Grumman Corp.	Common stock, 8,100 shares			452
	NVR Inc.	Common stock, 425 shares			302
*	Occidental Petroleum Corporation (3)	Common stock, 11,871,025 shares		173,432	965,708
	Office Depot Inc.	Common stock, 29,500 shares			190
	Pfizer Inc.	Common stock, 70,900 shares			1,290
	Pulte Homes Inc.	Common stock, 10,800 shares			108

(Continued)

O

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
(Dollar amounts in thousands)

(a)	(b)	(c)		(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity			Current
party	lessor, or similar party	value, or duration		Cost(1)	value
	Common stock (continued):
	Regions Financial Corp.	Common stock, 18,700 shares	$		$99
	Rri Energy Inc.	Common stock, 20,600 shares			118
	Smithfield Foods Inc.	Common stock, 10,800 shares			164
	Sprint Nextel Corp.	Common stock, 171,900 shares			629
	SPX Corp.	Common stock, 2,500 shares			137
	Steel Dynamics Inc.	Common stock, 8,500 shares			151
	Supervalu Inc.	Common stock, 20,000 shares			254
	Symantec Corp.	Common stock, 26,000 shares			465
	Textron Inc.	Common stock, 7,300 shares			137
	Time Warner Cable Inc.	Common stock, 11,200 shares			464
	Time Warner Inc.	Common stock, 25,800 shares			752
	Travelers Companies Inc.	Common stock, 5,500 shares			274
	Tyco Electronics Ltd.	Common stock, 30,300 shares			744
	Unum Group	Common stock, 7,300 shares			143
	US Bancorp	Common stock, 17,700 shares			399
	Valero Energy Corp.	Common stock, 27,400 shares			459
	Vodafone Group	Common stock, 12,200 shares			282
	Wells Fargo & Co.	Common stock, 28,000 shares			756
	Western Digital Corp.	Common stock, 7,900 shares			349
	XL Cap Ltd.	Common stock, 18,000 shares			330
		Total common stock			994,087
*	Participant loans:	1,877 participant loans, various
		maturities, interest rates range
		from 2.0% to 12.0%, balances
		collateralized by participant account			23,379
	Mutual funds:
	MFO Causeway Cap Mgmt. Intl
	Value Inst’l	4,983,804 shares			56,367
	MFO Dodge & Cox Balanced Fund	1,158,566 shares			74,183
	MFO Fidelity Magellan Fund Inc Open
	End Fund	925,104 shares			59,503
	MFO Hbr Fund Cap Appreciation Fund	864,970 shares			28,518
	MFO Pimco Total Return Fund Inst'l	5,232,965 shares			56,516
	MFO Pimco High Yield Fund	1,753,937 shares			15,434
	MFO Vanguard Specialized Portfolios
	Reit Infex Fund Inst’l	2,465,083 shares			24,158
	MFO Vanguard Mid-Cap Index Inst’l
	Fund	3,366,422 shares			55,209
		Total mutual funds			369,888
	Commingled funds:
	MFO Vanguard S&P 500 Custom	1,302,237 shares			141,098
	Corporate bonds:
	Lehman Liquidating Trust	424,054 units			83
	Plan interest in master trust accounts:
	Advent Unit Master Trust	952,823 units			11,958
	MFO Alliance Bernstein Small Cap Units	5,062,488 units			65,276
	Invesco Stable Value Fund	23,676,788 units			421,042
		Total Plan interest in master trust accounts			498,276
		Total			$2,046,524

(1)	Cost information omitted for participant-directed investment.
(2)	This is cash received for securities loaned subject to an offsetting payable of equal amount, which is non-participant-directed.
(3)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2009
(Dollar amounts in thousands)

					Expense		Current value
	Description of asset (includes				incurred		of asset on
	interest rate and maturity	Purchase	Selling	Lease	with	Cost of	transaction
Identity of party involved	in case of loan)	price	price	rental	transaction	asset	date	Net gain
Series of transactions:
* Bank of New York	Collective Short-Term Investment Fund:
	378 Acquisitions	$142,386	$-	$-	$-	$142,386	$142,386	$-
	367 Dispositions	$-	$136,021	$-	$-	$136,021	$136,021	$-
*	Represents a party in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

By	/s/Roy Pineci
Roy Pineci - Member of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 28, 2010

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm